Exhibit 99.48

Elemental Altus Royalties Announces Record Quarterly Cash Flow and EBITDA

Vancouver, British Columbia--(Newsfile Corp. - November 18, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") announces its operating and financial results, including record quarterly cash flow and EBITDA, for the three and nine months ended September 30, 2024. For the full year 2024, based on recent forecasts and performance by operators, Elemental has fine-tuned its guidance range for adjusted revenue and reduced its guidance range for gold-equivalent ounces.

For complete details, please refer to the Financial Statements and associated Management Discussion and Analysis for the three and nine months ended September 30, 2024, available on SEDAR+ (www.sedarplus.ca) and the Company's website (www.elementalaltus.com). All amounts are in U.S. dollars unless otherwise indicated.

Financial Highlights

•	Royalty revenue of US$3.7 million and adjusted revenue1 of US$4.8 million, up 32% on Q3 2023
•	Attributable Gold Equivalent Ounces1 ("GEOs") of 1,941 ounces, up 3% on Q3 2023
•	Operating Cash Flow plus Caserones dividends of US$2.8 million, up 42% on Q3 2023
•	Adjusted EBITDA1 of US$3.7 million, up 72% on Q3 2023
•	Net cash position as at November 18, 2024, following La Mancha US$12.8 million private placement completed post quarter end
•	US$50 million available liquidity for non-dilutive royalty acquisitions

Royalty Highlights

•	Elemental Altus completed the acquisition of an uncapped 4% royalty on the Mactung tungsten project operated by Fireweed Metals for an initial $3 million plus staged and deferred payments
•	Subsequent to September 30, 2024, Elemental Altus acquired a portfolio of royalties from AlphaStream Limited ("AlphaStream") for US$28 million in equity. The AlphaStream portfolio includes a further 2.25% NSR on the Company's Bonikro royalty, 1.25% NSR on Ballarat, A$5/oz on SKO, and increased interests on 21 other royalties in Australia

Frederick Bell, CEO of Elemental Altus, commented:

"Elemental Altus had a strong performance in Q3, with record operating cash generation showing the benefits of direct gold price exposure and disciplined cost management despite production at some assets being pushed into subsequent quarters. We expect further revenue growth through increased royalties at Bonikro, Ballarat and SKO, and confirmation of production at Korali-Sud (Diba) is very positive for growth going into 2025.

The acquisition of AlphaStream's royalty portfolio will highlight the expanded margins from Q4 onwards and strengthens our asset base at the same time as bringing in a newstrategic shareholder. With La Mancha's continued support, the Company entered a net cash position post quarter end at the same time as expanding the credit facility and adding Royal Bank of Canada to the syndicate."

Outlook

•	Elemental Altus expects record Adjusted Revenue in 2024, and further organic growth in 2025 and 2026 from the acquisition of the AlphaStream portfolio, a full year of production from Korali-Sud (Diba), and a planned 30% production expansion at Karlawinda
•	For Adjusted Revenue, Elemental Altus has slightly revised its 2024 guidance range, increasing the low end to $21.6 million from $20.0 million and lowering the high end to $23.1 million from $23.3 million. The guidance range continues to compare favourably with 2023 actual Adjusted Revenue of $17.9 million due to higher gold prices.

•	For GEOs, Elemental Altus has lowered its 2024 guidance range to 9,000 - 9,500 ounces compared with the previous range of 10,000 - 11,700 ounces. The 2024 guidance revisions are principally driven by the delayed start up of the Korali-Sud royalty, where government approvals have taken longer than expected. Now in production, Korali-Sud is expected to make a material impact to the Company in 2025. The revised guidance also takes into account the latest operator forecasts for Karlawinda and Bonikro, year-to-date performance at Wahgnion, and the AlphaStream acquisition.
•	Elemental Altus expects to be in a net cash position by year end, reducing interest costs with flexibility for new acquisitions utilising the expanded $50 million credit facility

Investor Webcast

An investor webcast will be held on Tuesday, November 19, 2024 starting at 11am Eastern Time (8am Pacific Time) to discuss these results, followed by a question-and-answer session. To register for the investor webcast, please click the link below:

https://us02web.zoom.us/webinar/register/WN_K00JP6CJRu6b8DbyixatLQ

Q3 2024 Financial Results

The following table sets forth selected financial information for the three and nine months ended September 30, 2024. Royalty revenues are at zero cash cost.

	Three months ended September 30,		Nine months ended September 30,
	2024 $'000	2023 $'000	2024 $'000	2023 $'000
Total Revenue	3,725	2,378	10,804	7,784
Adjusted revenue*	4,825	3,652	14,773	12,206
Adjusted cash flows from operations*	2,818	1,956	5,423	3,982
Total net profit / (loss)	630	(2,606)	(498)	(6,079)
Adjusted EBITDA*	3,702	2,156	10,342	7,822

	2024	2023	2024	2023
	GEO	GEO	GEO	GEO
Total attributable GEOs*	1,941	1,886	6,436	6,187

* See the "Non-IFRS Measures" section of this news release

Asset Update

Karlawinda

•	Q3 2024 gold production from Karlawinda was 25,559 ounces (Q3 2023: 29,700 ounces)
•	Capricorn Metals Ltd ("Capricorn") is guiding to production of 110,000 to 120,000 ounces for the year to June 2025
•	Capricorn announced the approval of a major expansion study for Karlawinda, targeting a throughput increase of between 2.0 and 2.5 million tonnes per annum ("Mtpa"), an approximate 50% increase in throughput on the current 4.5 Mtpa, targeting annual production of 150,000 ounces
•	Elemental Altus' uncapped 2% NSR royalty will provide up to approximately 3,000 GEOs annually to the Company based on the higher 150,000 ounce production rate
•	Karlawinda's mine life remains 10 years with significant further potential to increase Reserves and Resources

Caserones

•	In Q3 2024, the Company accrued adjusted royalty revenue of $1.1 million, based on reported sales of 22.0kt of copper
•	Production in the quarter was impacted by lower head grades and labour action in August lasting 14 days which reduced throughput to approximately 50% of capacity.
•	Annual copper production guidance range for the Caserones mine for 2024 reduced to 121 - 125kt (upgraded in Q2 to 125 - 135kt, from original 2024 guidance of 120 - 130kt)

Korali-Sud (Diba)

•	Allied Gold announced a settlement of terms for a protocol agreement with the Government of Mali to secure approvals for advancing the development and processing of the Korali-Sud deposit
•	Production in the third quarter included minimal contribution from Korali-Sud from stockpiled material with production ramping up post quarter end
•	Korali-Sud is expected to represent a significant component of near term production across 2025 - 2026, displacing some of the lower-grade ore originally planned to be fed through the plant

Bonikro

•	Royalty attributable sales in Q3 2024 was 24,461 ounces (Q3 2023: 715 ounces) due to the majority of production being sourced from royalty linked areas
•	The Company acquired a further 2.25% NSR royalty on Bonikro in October 2024, with all Q4 royalty revenue attributable to the Company
•	Stripping at Pushback 5 is expected to expose higher-grade materials in 2025 and 2026
•	There are approximately 435,000 payable ounces remaining until the royalty cap is reached

Wahgnion

•	Q3 2024 gold production from Wahgnion was 25,353 ounces (Q3 2023: 35,063 ounces)
•	Following arbitration between previous operators Endeavour Mining plc and Lilium Gold, the State of Burkina Faso has agreed to acquire the Wahgnion mine for a combination of cash and a royalty

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1. Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Royalty revenue is received at zero cost. Distributions from associates related to Elemental Altus' effective royalty on Caserones are received net of Chilean taxes and have no other costs.

Adjusted Revenue and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus' effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

Gold Equivalent Ounces

Elemental Altus' adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty.

There can be no assurance that such information is complete or accurate.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company's performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

On behalf of Elemental Altus Royalties Corp.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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